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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

              [X] Annual Report Pursuant to Section 15(d) of
                  the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2000

                                       or

              [_] Transition Report Pursuant to Section 15(d)
                  of the Securities Exchange Act of 1934

 For the transition                                         Commission file
 period from __ to ___                                       number 1-8607

                             BellSouth Savings and
                                 Security Plan

                             BellSouth Corporation
                          1155 Peachtree Street, N.E.
                          Atlanta, Georgia 30309-3610

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                      BELLSOUTH SAVINGS AND SECURITY PLAN

                               Table of Contents

                                                                            Page
                                                                            ----

Report of Independent Accountants..........................................   2

Statement of Net Assets Available for Benefits, With Fund
 Information as of December 31, 2000.......................................   3

Statement of Net Assets Available for Benefits, With Fund
 Information as of December 31, 1999.......................................   5

Statement of Changes in Net Assets Available for Benefits, With Fund
 Information for the Year Ended December 31, 2000..........................   7

Statement of Changes in Net Assets Available for Benefits, With Fund
 Information for the Year Ended December 31, 1999..........................   9

Statement of Changes in Net Assets Available for Benefits, With Fund
 Information for the Year Ended December 31, 1998..........................  11

Notes to Financial Statements..............................................  13

Signature Page.............................................................  24

Exhibit 23--Consent of Independent Accountants.............................  25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the BellSouth Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia

June 25, 2001

                                                               BELLSOUTH SAVINGS

                                               STATEMENT OF NET ASSETS AVAILABLE

                                                                        December
                                                                         (In Tho

                                                       Vanguard
                                                         Index   Fidelity
                          BellSouth  Indexed  Interest   Trust    Growth
                            Stock     Stock    Income   Growth   & Income  Balanced
                             Fund      Fund     Fund   Portfolio Portfolio   Fund
         ASSETS           ---------- -------- -------- --------- --------- --------
Share of Trust net
 assets.................  $1,323,639 $176,541 $334,662  $97,374   $66,864  $22,870
Investment in BellSouth
 Savings and Security
 Employee Stock
 Ownership Plan Trust:
 Shares of BellSouth
  common stock allocated
  to participants.......         --       --       --       --        --       --
 Shares of BellSouth
  common stock held for
  future allocation.....         --       --       --       --        --       --
 Temporary cash
  investments...........         --       --       --       --        --       --
                          ---------- -------- --------  -------   -------  -------
 Total Investments......   1,323,639  176,541  334,662   97,374    66,864   22,870
Contributions
 receivable.............       1,553      384      537      330       203       61
Fund, BellSouth
 Retirement Savings Plan
 and other transfers
 receivable--net........         310      197      --       --         44       14
                          ---------- -------- --------  -------   -------  -------
 Total Assets...........   1,325,502  177,122  335,199   97,704    67,111   22,945
                          ---------- -------- --------  -------   -------  -------
      LIABILITIES
Distributions payable...         677       98       96       51        17        4
Fund, BellSouth
 Retirement Savings Plan
 and other transfers
 payable--net...........         --       --       376      185       --       --
Notes payable...........         --       --       --       --        --       --
                          ---------- -------- --------  -------   -------  -------
 Total Liabilities......         677       98      472      236        17        4
                          ---------- -------- --------  -------   -------  -------
Net Assets Available for
 Benefits...............  $1,324,825 $177,024 $334,727  $97,468   $67,094  $22,941
                          ========== ======== ========  =======   =======  =======


                                             The accompanying notes are an integ

AND SECURITY PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 2000
usands)

          T. Rowe                   DFA      DFA  U.S.                       Employee Stock
           Price    DFA U.S.   International Large Cap                       Ownership Plan
  Bond    Mid-Cap  6-10 Value    Value II    Value II  Participant        ---------------------
  Fund    Growth  Portfolio II     Fund        Fund       Loans    Other  Allocated Unallocated   Total
 ------   ------- ------------ ------------- --------- ----------- ------ --------- ----------- ----------

 $8,587   $52,782   $13,112       $6,102      $8,652     $39,982   $9,665 $    --    $    --    $2,160,832






    --        --        --           --          --          --       --   879,192        --       879,192


    --        --        --           --          --          --       --       --     214,370      214,370

    --        --        --           --          --          --       --       414      7,302        7,716
 ------   -------   -------       ------      ------     -------   ------ --------   --------   ----------
  8,587    52,782    13,112        6,102       8,652      39,982    9,665  879,606    221,672    3,262,110

     26       160        40           23          38         --       --     1,840        --         5,195



    123       --         16          --           24       1,306      --       --         --         2,034
 ------   -------   -------       ------      ------     -------   ------ --------   --------   ----------
  8,736    52,942    13,168        6,125       8,714      41,288    9,665  881,446    221,672    3,269,339
 ------   -------   -------       ------      ------     -------   ------ --------   --------   ----------

    --          5         1            2          15           4      --       108        --         1,078



    --        262       --           --          --          --     9,665       17        --        10,505
    --        --        --           --          --          --       --       --      98,175       98,175
 ------   -------   -------       ------      ------     -------   ------ --------   --------   ----------
    --        267         1            2          15           4    9,665      125     98,175      109,758
 ------   -------   -------       ------      ------     -------   ------ --------   --------   ----------

 $8,736   $52,675   $13,167       $6,123      $8,699     $41,284   $  --  $881,321   $123,497   $3,159,581
 ======   =======   =======       ======      ======     =======   ====== ========   ========   ==========


ral part of these financial statements.

                                                               BELLSOUTH SAVINGS

                                               STATEMENT OF NET ASSETS AVAILABLE

                                                                        December
                                                                         (In Tho

                                                          Vanguard
                                                            Index   Fidelity
                             BellSouth  Indexed  Interest   Trust    Growth
                               Stock     Stock    Income   Growth   & Income  Balanced
                                Fund      Fund     Fund   Portfolio Portfolio   Fund
                             ---------- -------- -------- --------- --------- --------
            ASSETS
   Share of Trust net
    assets.................  $1,752,639 $206,747 $349,737  $90,015   $70,821  $25,104
   Investment in BellSouth
    Savings and Security
    Employee Stock
    Ownership Plan Trust:
    Shares of BellSouth
     common stock allocated
     to participants ......         --       --       --       --        --       --
    Shares of BellSouth
     common stock held for
     future allocation.....         --       --       --       --        --       --
    Temporary cash
     investments...........         --       --       --       --        --       --
                             ---------- -------- --------  -------   -------  -------
    Total Investments......   1,752,639  206,747  349,737   90,015    70,821   25,104
   Contributions
    receivable.............       1,776      416      596      223       180       65
   Fund, BellSouth
    Retirement Savings Plan
    and other transfers
    receivable--net........         --       472      914      414       --       --
                             ---------- -------- --------  -------   -------  -------
    Total Assets...........   1,754,415  207,635  351,247   90,652    71,001   25,169
                             ---------- -------- --------  -------   -------  -------
         LIABILITIES
   Distributions payable...         378       10      124        2         9      --
   Fund, BellSouth
    Retirement Savings Plan
    and other transfers
    payable--net...........       1,880      --       --       --         65       15
   Notes payable ..........         --       --       --       --        --       --
                             ---------- -------- --------  -------   -------  -------
    Total Liabilities......       2,258       10      124        2        74       15
                             ---------- -------- --------  -------   -------  -------
   Net Assets Available for
    Benefits...............  $1,752,157 $207,625 $351,123  $90,650   $70,927  $25,154
                             ========== ======== ========  =======   =======  =======


                                             The accompanying notes are an integ

AND SECURITY PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 1999
usands)

        T. Rowe                   DFA      DFA U.S.                         Employee Stock
         Price    DFA U.S.   International Large Cap                        Ownership Plan
  Bond  Mid-Cap  6-10 Value    Value II    Value II  Participant        ----------------------
  Fund  Growth  Portfolio II     Fund        Fund       Loans    Other  Allocated  Unallocated   Total
 ------ ------- ------------ ------------- --------- ----------- ------ ---------- ----------- ----------


 $7,684 $20,363   $11,178       $5,621      $9,249     $39,176   $1,704 $      --   $    --    $2,590,038






    --      --        --           --          --          --       --   1,061,872       --     1,061,872


    --      --        --           --          --          --       --         --    305,734      305,734

    --      --        --           --          --          --       --       1,837     7,770        9,607
 ------ -------   -------       ------      ------     -------   ------ ----------  --------   ----------
  7,684  20,363    11,178        5,621       9,249      39,176    1,704  1,063,709   313,504    3,967,251

     25      61        36           17          27         --       --         --        --         3,422



      6     --        --            42         --          456      --         --        --         2,304
 ------ -------   -------       ------      ------     -------   ------ ----------  --------   ----------
  7,715  20,424    11,214        5,680       9,276      39,632    1,704  1,063,709   313,504    3,972,977
 ------ -------   -------       ------      ------     -------   ------ ----------  --------   ----------

    --      --        --           --            3           4      --          74       --           604



    --       45        23          --           52         --     1,704        --        --         3,784
    --      --        --           --          --          --       --         --    127,373      127,373
 ------ -------   -------       ------      ------     -------   ------ ----------  --------   ----------
    --       45        23          --           55           4    1,704         74   127,373      131,761
 ------ -------   -------       ------      ------     -------   ------ ----------  --------   ----------

 $7,715 $20,379   $11,191       $5,680      $9,221     $39,628   $  --  $1,063,635  $186,131   $3,841,216
 ====== =======   =======       ======      ======     =======   ====== ==========  ========   ==========


ral part of these financial statements.

                                                               BELLSOUTH SAVINGS

                                                            STATEMENT OF CHANGES
                                                              FOR BENEFITS, WITH

                                                                  Year Ended Dec
                                                                         (In Tho

                                                            Vanguard
                                                              Index    Fidelity
                             BellSouth   Indexed   Interest   Trust     Growth
                               Stock      Stock     Income   Growth    & Income  Balanced   Bond
                                Fund       Fund      Fund   Portfolio  Portfolio   Fund     Fund
                             ----------  --------  -------- ---------  --------- --------  ------
   Net Assets Available for
    Benefits,
    December 31, 1999......  $1,752,157  $207,625  $351,123 $ 90,650    $70,927  $25,154   $7,715
                             ----------  --------  -------- --------    -------  -------   ------
   Employee contributions..      50,900    13,445    35,526   11,208      6,589    2,450      744
   Transfer of
    participants'
    balances--net..........    (111,811)      708    37,950   41,946      1,433   (1,784)     681
   Supplemental
    contributions..........         --        --        --       --         --       --       --
   Allocation of shares to
    participants...........         --        --        --       --         --       --       --
   Transfer for loan
    repayment..............         --        --        --       --         --       --       --
                             ----------  --------  -------- --------    -------  -------   ------
   Total Contributions,
    Allocations and
    Transfers..............    (60,911)    14,153    73,476   53,154      8,022      666    1,425
   Share of Trust
    investment activities..    (148,371)  (17,323)   20,131  (27,360)    (1,659)     798      819
                             ----------  --------  -------- --------    -------  -------   ------
   Total ..................    (209,282)   (3,170)   93,607   25,794      6,363    1,464    2,244
                             ----------  --------  -------- --------    -------  -------   ------
   Less:  Distributions to
          participants.....     218,050    27,431   110,003   18,976     10,196    3,677    1,223
          Interest on notes
          payable..........         --        --        --       --         --       --       --
                             ----------  --------  -------- --------    -------  -------   ------
   Net Assets Available for
    Benefits,
    December 31, 2000......  $1,324,825  $177,024  $334,727 $ 97,468    $67,094  $22,941   $8,736
                             ==========  ========  ======== ========    =======  =======   ======


                                             The accompanying notes are an integ

AND SECURITY PLAN

IN NET ASSETS AVAILABLE
FUND INFORMATION

ember 31, 2000
usands)

 T. Rowe                     DFA      DFA U.S.                           Employee Stock
  Price      DFA U.S.   International Large Cap                          Ownership Plan
 Mid-Cap    6-10 Value    Value II    Value II  Participant          -----------------------
  Growth   Portfolio II     Fund        Fund       Loans     Other   Allocated   Unallocated   Total
 -------   ------------ ------------- --------- ----------- -------  ----------  ----------- ----------


 $20,379     $11,191       $5,680      $9,221     $39,628   $   --   $1,063,635   $186,131   $3,841,216
 -------     -------       ------      ------     -------   -------  ----------   --------   ----------
   4,363       1,188          676         864         --        --          --         --       127,953


  31,734       1,720          783        (749)     (6,211)   (1,090)    (16,035)       --       (20,725)

     --          --           --          --          --        --          --      24,861       24,861

     --          --           --          --          --        --       40,221   (40,221)          --

     --          --           --          --          --        --       (9,863)     9,863          --
 -------     -------       ------      ------     -------   -------  ----------   --------   ----------


  36,097       2,908        1,459         115      (6,211)   (1,090)     14,323     (5,497)     132,089

   2,134       1,055          (4)         670       9,863     1,090     (96,712)   (46,159)    (301,028)
 -------     -------       ------      ------     -------   -------  ----------   --------   ----------
  38,231       3,963        1,455         785       3,652       --      (82,389)   (51,656)    (168,939)
 -------     -------       ------      ------     -------   -------  ----------   --------   ----------

   5,935       1,987        1,012       1,307       1,996       --       99,925        --       501,718

     --          --           --          --          --        --          --      10,978       10,978
 -------     -------       ------      ------     -------   -------  ----------   --------   ----------


 $52,675     $13,167       $6,123      $8,699     $41,284   $   --   $  881,321   $123,497   $3,159,581
 =======     =======       ======      ======     =======   =======  ==========   ========   ==========


ral part of these financial statements.

                                                              BELLSOUTH SAVINGS

                                                           STATEMENT OF CHANGES
                                                             FOR BENEFITS, WITH

                                                                  Year Ended De
                                                                        (In Tho

                                                            Vanguard
                                                              Index   Fidelity                    T. Rowe
                             BellSouth   Indexed   Interest   Trust    Growth                      Price
                               Stock      Stock     Income   Growth   & Income  Balanced   Bond   Mid-Cap
                                Fund       Fund      Fund   Portfolio Portfolio   Fund     Fund   Growth
                             ----------  --------  -------- --------- --------- --------  ------  -------
   Net Assets Available for
    Benefits,
    December 31, 1998......  $2,058,039  $184,123  $322,241  $45,629   $67,836  $23,896   $8,658  $14,171
                             ----------  --------  --------  -------   -------  -------   ------  -------
   Employee contributions..      47,492    11,477    18,166    5,250     4,775    1,793      762    1,514
   Transfer of
    participants'
    balances--net..........     (82,142)  (13,108)   38,967   23,424    (3,913)    (901)    (646)   2,218
   Supplemental
    contributions..........         --        --        --       --        --       --       --       --
   Allocation of shares to
    participants...........         --        --        --       --        --       --       --       --
   Transfer for loan
    repayment..............         --        --        --       --        --       --       --       --
                             ----------  --------  --------  -------   -------  -------   ------  -------
   Total Contributions,
    Allocations and
    Transfers..............     (34,650)   (1,631)   57,133   28,674       862      892      116    3,732
   Share of Trust
    investment activities..    (148,325)   36,005    18,059   19,713     6,474    1,832     (172)   3,749
                             ----------  --------  --------  -------   -------  -------   ------  -------
   Total ..................    (182,975)   34,374    75,192   48,387     7,336    2,724      (56)   7,481
                             ----------  --------  --------  -------   -------  -------   ------  -------
   Less: Distributions to
         participants......     122,907    10,872    46,310    3,366     4,245    1,466      887    1,273
         Interest on notes
         payable...........         --        --        --       --        --       --       --       --
                             ----------  --------  --------  -------   -------  -------   ------  -------
   Net Assets Available for
    Benefits,
    December 31, 1999......  $1,752,157  $207,625  $351,123  $90,650   $70,927  $25,154   $7,715  $20,379
                             ==========  ========  ========  =======   =======  =======   ======  =======


                                            The accompanying notes are an integ

AND SECURITY PLAN

IN NET ASSETS AVAILABLE
FUND INFORMATION

cember 31, 1999
usands)

                            DFA U.S.                         Employee Stock
  DFA U.S.         DFA      Large Cap                        Ownership Plan
 6-10 Value   International Value II  Participant        -----------------------
Portfolio II  Value II Fund   Fund       Loans    Other  Allocated   Unallocated   Total
------------  ------------- --------- ----------- -----  ----------  ----------- ----------


  $13,441        $4,170      $10,318    $30,026   $ --   $1,084,067   $264,096   $4,130,711
  -------        ------      -------    -------   -----  ----------   --------   ----------
      961           386          747        --      --          --         --        93,323


   (3,902)          723       (1,573)     8,084    (118)     (3,545)       --       (36,432)

      --            --           --         --      --          --      24,500       24,500

      --            --           --         --      --       76,948    (76,948)         --

      --            --           --         --      --       (9,384)     9,384          --
  -------        ------      -------    -------   -----  ----------   --------   ----------


   (2,941)        1,109         (826)     8,084    (118)     64,019    (43,064)      81,391

    1,282           716          336      2,416     118     (45,335)   (21,443)    (124,575)
  -------        ------      -------    -------   -----  ----------   --------   ----------
   (1,659)        1,825         (490)    10,500     --       18,684    (64,507)     (43,184)
  -------        ------      -------    -------   -----  ----------   --------   ----------

      591           315          607        898     --       39,116        --       232,853

      --            --           --         --      --          --      13,458       13,458
  -------        ------      -------    -------   -----  ----------   --------   ----------


  $11,191        $5,680      $ 9,221    $39,628   $ --   $1,063,635   $186,131   $3,841,216
  =======        ======      =======    =======   =====  ==========   ========   ==========


ral part of these financial statements.

                                                               BELLSOUTH SAVINGS

                                                            STATEMENT OF CHANGES
                                                                   FOR BENEFITS,

                                                                  Year Ended Dec
                                                                         (In Tho

                                                            Vanguard
                                                              Index   Fidelity
                             BellSouth  Indexed   Interest    Trust    Growth
                               Stock     Stock     Income    Growth   & Income  Balanced
                                Fund      Fund      Fund    Portfolio Portfolio   Fund
                             ---------- --------  --------  --------- --------- --------
   Net Assets Available for
    Benefits,
    December 31, 1997......  $1,166,812 $182,325  $350,850   $19,922   $62,264  $22,369
                             ---------- --------  --------   -------   -------  -------
   Employee contributions..      37,009   13,190    19,815     2,941     5,075    2,021
   Transfer of
    participants'
    balances--net..........      79,815  (46,967)  (28,214)   12,526   (11,553)  (3,263)
   Supplemental
    contributions..........         --       --        --        --        --       --
   Allocation of shares to
    participants...........         --       --        --        --        --       --
   Transfer for loan
    repayment..............         --       --        --        --        --       --
                             ---------- --------  --------   -------   -------  -------
   Total Contributions,
    Allocations and
    Transfers..............     116,824  (33,777)   (8,399)   15,467    (6,478)  (1,242)
   Share of Trust
    investment activities..     877,915   46,165    20,699    11,780    16,272    4,465
                             ---------- --------  --------   -------   -------  -------
   Total ..................     994,739   12,388    12,300    27,247     9,794    3,223
                             ---------- --------  --------   -------   -------  -------
   Less: Distributions to
         participants......     103,512   10,590    40,909     1,540     4,222    1,696
         Interest on notes
         payable...........         --       --        --        --        --       --
                             ---------- --------  --------   -------   -------  -------
   Net Assets Available for
    Benefits,
    December 31, 1998......  $2,058,039 $184,123  $322,241   $45,629   $67,836  $23,896
                             ========== ========  ========   =======   =======  =======


                                            The accompanying notes are an integ

 AND SECURITY PLAN

 IN NET ASSETS AVAILABLE
 WITH FUND INFORMATION

 ember 31, 1998
 usands)

        T. Rowe                            DFA U.S.                         Employee Stock
         Price    DFA U.S.        DFA      Large Cap                        Ownership Plan
 Bond   Mid-Cap  6-10 Value  International Value II  Participant        -----------------------
 Fund   Growth  Portfolio II Value II Fund   Fund       Loans    Other  Allocated   Unallocated   Total
------  ------- ------------ ------------- --------- ----------- -----  ----------  ----------- ----------


$7,763  $11,069   $25,037       $4,711      $13,679    $23,140   $--    $  592,278   $109,087   $2,591,306
------  -------   -------       ------      -------    -------   ----   ----------   --------   ----------
   782    1,267     1,677          432          850        --     --           --         --        85,059


   177      103   (10,901)      (1,211)      (4,758)     5,922   (688)      (4,304)       --       (13,316)

   --       --        --           --           --         --     --           --      24,413       24,413

   --       --        --           --           --         --     --        59,763    (59,763)         --

   --       --        --           --           --         --     --        (8,214)     8,214          --
------  -------   -------       ------      -------    -------   ----   ----------   --------   ----------


   959    1,370    (9,224)        (779)      (3,908)     5,922   (688)      47,245    (27,136)      96,156

   712    2,358    (1,150)         604        1,298      2,141    688      476,989    197,854    1,658,790
------  -------   -------       ------      -------    -------   ----   ----------   --------   ----------
 1,671    3,728   (10,374)        (175)      (2,610)     8,063    --       524,234    170,718    1,754,946
------  -------   -------       ------      -------    -------   ----   ----------   --------   ----------

   776      626     1,222          366          751      1,177    --        32,445        --       199,832

   --       --        --           --           --         --     --           --      15,709       15,709
------  -------   -------       ------      -------    -------   ----   ----------   --------   ----------


$8,658  $14,171   $13,441       $4,170      $10,318    $30,026   $--    $1,084,067   $264,096   $4,130,711
======  =======   =======       ======      =======    =======   ====   ==========   ========   ==========


ral part of these financial statements.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS

            (Dollars in Thousands, Except Per-Participant Amounts)

1. Plan Description

General

  The following description of the BellSouth Savings and Security Plan (the
Plan) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (SPD). A copy of the SPD can be obtained by calling the BellSouth Participant Service Center at 1-800-995-1000. In addition, copies of the Plan agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

  The Plan was established by BellSouth Corporation (BellSouth) to provide a convenient way for non-salaried employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of two parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the Code); the second part is an Employee Stock Ownership Plan (ESOP) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code. Substantially all non-management employees who are active, regular full-time or part-time employees of a BellSouth company participating in the Plan and have completed one year of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Master Trust

  For investment purposes, the assets of the Plan are held in the BellSouth Master Savings Trust (the Master Savings Trust). The Master Savings Trust also holds the assets of the BellSouth Retirement Savings Plan (BRSP).

Investment Options

  At December 31, 2000, the Plan's assets were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Index Trust Growth Portfolio, DFA U.S. 6-10 Value Portfolio II, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. All investments are valued on a daily basis.

Concentrations of Risk

  At December 31, 2000 and 1999, the Plan's assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

  The Plan's other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits, With Fund Information.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


1. Plan Description--(continued)

Vesting

  Participant contributions vest immediately. Employing company matching contributions vest upon a participant's completion of three years of service. One year of vesting service is earned upon a participant's completion of 1,000 work hours during any year.

Participant Loans (Whole Dollars)

  Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participant's accounts and bear interest at various rates which ranged from 7.00% to 11.00% at December 31, 2000. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees.

Service Providers

  As of May 1, 1999, State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. During 1998, and in 1999 prior to May 1, Bankers Trust Company served as the Trustee for the Master Savings Trust. Metropolitan Life Insurance Company serves as the recordkeeper and service center provider for the Plan.

2. Accounting Policies

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  With respect to the Statements of Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

  With respect to the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Investment Activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) on the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

2. Accounting Policies--(continued)

  The values of investments in the Master Savings Trust are determined as follows:

  . Shares of BellSouth Common Stock and equity securities underlying the Indexed Stock Fund are valued on the basis of the closing price per share on December 31, 2000 and 1999 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made;

  . The values of mutual funds, all of which are traded on a national securities exchange, are based on published daily closing net asset values as reported by the respective securities exchanges;

  . Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2000 and 1999 from published sources where available and, if not available, from other sources considered reliable; and

  . Annuity contracts with insurance companies and synthetic contracts are valued at principal plus reinvested interest.

  Purchases and sales of securities are reflected as of the trade date.

  Realized gains and losses on sales of investments are determined on the basis of average cost.

  Dividend income is recognized on the date the trust is entitled to the benefit. Interest earned on investments is recognized on the accrual basis.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

  SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of benefit responsive investment contracts (including synthetic GICs) in the Master Trust is $1,219,984 at December 31, 2000. The carrying value of other derivative instruments in the Master Trust is $86,830 at December 31, 2000.

  The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3. Contributions

  Employee contributions to the Plan are recorded based upon authorized basic and supplemental contributions. The maximum basic contribution rate was $60 per week for 2000 and 1999, and $55 per week for 1998. Participants may contribute up to the IRS limit of their eligible compensation to the Plan on a before-tax basis.

  As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


3. Contributions--(continued)

  The employing company makes matching contributions to the Employee Stock Ownership Plan (ESOP) in respect of each participant's authorized basic contribution. The rate of the employing company matching contribution remains in effect for a twelve-month period from April 1 through March 31 and varies from company to company. The employing company makes a matching contribution that is a percentage of the employee's basic contribution. The ranges of matching contribution rates for the three years ended December 31, 2000 were as follows:

                                                        2000   1999      1998
                                                        ---- --------- ---------
      January-March.................................... 76%  76% - 81% 76% - 86%
      April-December................................... 81%     76%    76% - 81%

4. Plan Expenses

  Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including record keeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee was $35.25 for 2000 and $33.00 for 1999 and 1998. Additional fees are charged to individual participants for various services provided by the Plan's recordkeeper and the BellSouth Participant Service Center.

  Investment manager fees are paid by the Master Savings Trust. The Plan's share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, were as follows:

                                                            For the Year Ended
                                                               December 31,
                                                           ---------------------
                                                            2000    1999   1998
                                                           ------  ------ ------
BellSouth Stock Fund......................................   $269    $237   $--
Indexed Stock Fund........................................    (14)     65     32
Interest Income Fund......................................    151     145    141
Balanced Fund.............................................     26      30     22
Bond Fund.................................................     17      18     21
                                                           ------  ------ ------
                                                           $  449  $  495 $  216
                                                           ======  ====== ======

  The Master Savings Trust did not pay investment management fees for the BellSouth Stock Fund during 1998.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


4. Plan Expenses--(continued)

  For the mutual funds, investment manager fees are not paid directly from the Master Savings Trust. However, these investments are subject to mutual fund management fees which reduce the overall return of the respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

                                                                    For the
                                                                  Year Ended
                                                                 December 31,
                                                               -----------------
                                                               2000  1999  1998
                                                               ----- ----- -----
Vanguard Index Trust Growth Portfolio......................... 0.12% 0.12% 0.20%
Fidelity Growth & Income Portfolio............................ 0.67% 0.68% 0.71%
T. Rowe Price Mid-Cap Growth.................................. 0.87% 0.91% 0.91%
DFA U.S. 6-10 Value Portfolio II.............................. 0.44% 0.44% 0.45%
DFA International Value II Fund............................... 0.50% 0.50% 0.55%
DFA U.S. Large Cap Value II Fund.............................. 0.37% 0.37% 0.39%

5. Tax Status

  The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated April 14, 1998 that the Plan and related Trust meet the requirements of Section 401(a) of the Code, and are exempt from federal income taxes under Section 501(a) of the Code.

  The Plan has been amended subsequent to the determination letter referred to above. BellSouth believes that the Plan, in its current form, will maintain its tax exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  The federal income tax effects on participants with respect to the Plan are described in the SPD.

6. Termination Priorities

  BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


7. Interest in BellSouth Master Savings Trust

  The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the BRSP. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant's share of the Master Savings Trust's assets. The Plan's allocated share of the total net assets of all funds in the Master Savings Trust was 31.80631% at December 31, 2000 and 34.42832% at December 31, 1999. The Plan's
allocated share of the net assets of each fund in the Master Savings Trust at December 31, 2000 and 1999 were as follows:

                                                               2000      1999
                                                             --------- ---------
   BellSouth Stock Fund..................................... 45.90979% 46.17488%
   Indexed Stock Fund....................................... 13.79783% 14.19892%
   Interest Income Fund..................................... 26.23836% 27.05779%
   Vanguard Index Trust Growth Portfolio.................... 27.22200% 26.42735%
   Fidelity Growth & Income Portfolio....................... 27.07369% 26.98209%
   Balanced Fund............................................ 17.97972% 18.08127%
   Bond Fund................................................  7.82108%  7.30582%
   T. Rowe Price Mid-Cap Growth ............................ 25.23658% 20.59616%
   DFA U.S. 6-10 Value Portfolio II ........................ 15.77238% 15.07243%
   DFA International Value II Fund.......................... 13.60468% 12.41314%
   DFA U.S. Large Cap Value II Fund......................... 23.20607% 24.82715%
   Participant Loans........................................ 36.75449% 36.86068%
   Other.................................................... 39.40465% 50.42908%

                      BELLSOUTH SAVINGS AND SECURITY PLAN

             (Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust--(continued)

  The financial position of the Master Savings Trust at December 31, 2000 and 1999 was as follows:

                                                              2000       1999
Assets:                                                       ----       ----
 Investments at value:
  BellSouth Stock Fund:
   Shares of BellSouth Common Stock#...................... $2,867,936 $3,775,655
   Temporary cash investments.............................     15,254     16,370
   Distributable shares ..................................         18         63
  Indexed Stock Fund:
   Equity Index Fund#.....................................  1,279,516  1,456,096
  Interest Income Fund:
   General account investment contracts...................     74,600     93,672
   Security backed investments............................  1,145,384  1,096,133
   Temporary cash investments.............................     48,616     96,209
  Vanguard Index Trust Growth Portfolio:
   Securities.............................................    357,703    340,612
  Fidelity Growth & Income Portfolio:
   Securities.............................................    246,970    262,475
  Balanced Fund:
   Securities.............................................    114,758    126,019
   Temporary cash investments.............................     12,333     12,975
  Bond Fund:
   Securities.............................................    136,945    113,524
   Temporary cash investments.............................      4,954      1,786
  T. Rowe Price Mid-Cap Growth:
   Securities.............................................    209,152     98,869
  DFA U.S. 6-10 Value Portfolio II:
   Securities.............................................     83,136     74,162
  DFA International Value II Fund:
   Securities.............................................     44,852     45,283
  Personal Choice Retirement Account:
   Securities.............................................     51,004     25,360
   Mutual Funds...........................................     29,181      8,592
   Common trusts..........................................      2,508        291
   Temporary cash investments.............................     16,360      9,351
  DFA U.S. Large Cap Value II Fund:
   Securities.............................................     37,284     37,252
 Participant Loans:
  Loans to participants...................................    108,781    106,282
 Contribution Account+:
  BellSouth Common Shares.................................      5,086        --
  Temporary cash investments..............................      1,346         42
 Distribution Account+:
  Temporary cash investments..............................     17,958         47

                                                                     (Continued)

                      BELLSOUTH SAVINGS AND SECURITY PLAN

             (Dollars in Thousands, Except Per-Participant Amounts)
7. Interest in BellSouth Master Savings Trust--(continued)

                                                            2000       1999
                                                            ----       ----
 Expense Account+:
  Temporary cash investments............................      2,540       3,290
 Dividends and interest income receivable...............      9,029       7,787
 Receivable for investments sold........................        474      13,074
 Other receivables......................................         76         469
                                                         ---------- -----------
                                                          6,923,754   7,821,740
Liabilities:
 Payable for investments purchased......................     36,300      23,378
 Variation margin payable...............................         42         224
 Other payables.........................................        392         --
                                                         ---------- -----------
 Trust net assets (excluding ESOP Trusts)...............  6,887,020   7,798,138
Investment in ESOP Trusts:
 Shares of BellSouth Common Stock allocated to partici-
  pants#................................................  2,034,525   2,350,638
 Distributable shares...................................          5           1
 Shares of BellSouth Common Stock held for future allo-
  cation#...............................................    661,301     949,327
 Temporary cash investments.............................     21,672      25,505
                                                         ---------- -----------
 Total investments......................................  9,604,523  11,123,609
Liabilities:
 Notes payable..........................................    306,959     391,429
                                                         ---------- -----------
 Trust net assets....................................... $9,297,564 $10,732,180
                                                         ========== ===========
 Investments at cost.................................... $7,371,056 $ 7,276,780
                                                         ========== ===========

--------
# Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.
+ These accounts are combined and presented as the "Other" fund in the accompanying financial statements.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust--(continued)

  Distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that are payable in shares of BellSouth Common Stock are separated from the "Shares of BellSouth Common Stock" and "Shares of BellSouth Common Stock allocated to participants" lines and reflected as "Distributable shares."

  Assets in the BellSouth Stock Fund, Bond Fund, Indexed Stock Fund, mutual funds and some of the assets in the Balanced Fund are invested in securities which fluctuate in market value, therefore the values of the fund units fluctuate daily.

  Assets in the Interest Income Fund are invested in the following types of financial vehicles:

  . General Account Investment Contracts--These contracts are also referred to as traditional investment contracts. An investment contract is termed "general account" when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

  . Security Backed Investments--These are generic terms which refer to investment contracts other than "traditional" general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value. Market value securities are investments in fixed income securities owned by the Plan without a corresponding investment contract. Liquidation of these securities to pay eligible benefit events is at market value.

    -- Group Trust Investment Contracts--Group Trust refers to the INVESCO
       Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan's investment in any one of the various INVESCO Group Trust Funds is unitized and may be "wrapped" by an independent financial institution through the issuance of an investment contract.

    -- Separate Account Investment Contracts--An investment contract is termed "separate account" when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers' general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

    -- Synthetic Investment Contract--The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. To ensure these invested assets may be accounted for at book value, a "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust--(continued)

  The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2000 and 1999 was as follows:

                                                       December 31, December 31,
                                                           2000         1999
                                                       ------------ ------------
   General account investment contracts...............  $   74,600   $   93,672
   Security backed investments:
    Underlying assets.................................   1,171,635    1,093,149
    Wrapper contracts.................................     (26,251)       2,984
                                                        ----------   ----------
     Total contracts..................................  $1,219,984   $1,189,805
                                                        ==========   ==========

  The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 6.60% at December 31, 2000 and 6.23% at December 31, 1999. The average yield was 6.51% in 2000 and 6.12% in 1999. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

  During 1990, the ESOP Trusts issued medium-term notes in the aggregate amount of $850 million to fund the purchase of BellSouth Common Stock to be utilized at later dates to fulfill match obligations. Shares purchased with such funds are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the ESOP notes.

  Assets held in the Master Savings Trust are generally unavailable to service the ESOP debt; however, the notes are guaranteed by and are subject to direct recourse against BellSouth. BellSouth contributes to the ESOP Trusts an amount necessary, net of ESOP dividends and interest, to service the ESOP notes. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information. These contributions are subject to the claims of holders of debt securities issued by the ESOP Trusts but are held at BellSouth and paid to the ESOP Trusts twice yearly to fund, on a same day basis, required payments by the ESOP Trusts on the notes. Such contributions would not remain in the ESOP Trusts unless there was a default on the debt securities by the ESOP Trustee after having received the required contributions from BellSouth. Therefore, holders of the debt securities should not rely on the assets of the ESOP Trusts in arriving at an investment decision with respect to the debt securities.

  In addition to Supplemental Contributions, BellSouth contributes amounts necessary to purchase any additional shares required to meet the match obligations after shares released by the ESOP Trusts have been used. Such contributions are classified as Employing Company Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

  In lieu of receiving cash dividends earned on shares of BellSouth Common Stock which have been allocated to participants from the ESOP Trusts, participant accounts are credited with equivalent shares of BellSouth Common Stock. Dividends on the related ESOP shares are transferred to the Unallocated ESOP Fund and are applied towards the service of the ESOP notes. The transfer of these earnings is classified as Transfer for Loan Repayment in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

                      BELLSOUTH SAVINGS AND SECURITY PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust--(continued)

  BellSouth made supplemental cash contributions to the ESOP Trusts in the amount of $75,497 in 2000, $73,389 in 1999 and $71,857 in 1998, for the
purpose of servicing the guaranteed debt.

  A description of each debt issue is as follows:

  BellSouth Management Savings and ESOP Trust:

                   Title                      Amount  Interest Rate   Due Date
                   -----                     -------- ------------- ------------
Amortizing Medium-Term Notes, Series A...... $275,000    9.125%     July 1, 2003
Amortizing Medium-Term Notes, Series A...... $275,000    9.19%      July 1, 2003
                                             --------
  Total..................................... $550,000
                                             ========

  BellSouth Savings and Security ESOP Trust:

                   Title                      Amount  Interest Rate   Due Date
                   -----                     -------- ------------- ------------
Amortizing Medium-Term Notes, Series A...... $300,000    9.125%     July 1, 2003

  Maturities of the ESOP Trusts' long-term debt outstanding at December 31, 2000 were as follows:

                                               2001     2002     2003    Total
                                              ------- -------- -------- --------
Maturities................................... $94,128 $104,648 $108,183 $306,959
                                              ======= ======== ======== ========

  Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant's share of the Master Savings Trust investment activities during the period ended December 31, 2000.

  The Master Savings Trust investment activities for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                  For the Year Ended
                                                     December 31,
                                          ------------------------------------
                                             2000         1999         1998
                                          -----------  -----------  ----------
Investment Activities:
 Dividends on shares of BellSouth Common
  Stock.................................. $   112,515  $   119,742  $  110,822
 Interest Income Fund income.............      70,326       71,112      78,395
 Other interest..........................      37,067       66,375      46,717
 Net change in unrealized
  appreciation/(depreciation) on
  investments............................  (1,575,258)  (1,264,789)  2,617,133
 Net realized gain on investments........     589,455    1,084,574   1,161,504
 Investment manager fees.................      (1,437)      (1,880)     (1,198)
 Other fees..............................      (3,325)      (2,999)     (3,262)
                                          -----------  -----------  ----------
Net investment activities................ $  (770,657) $    72,135  $4,010,111
                                          ===========  ===========  ==========

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Savings and Security Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          BellSouth Savings and Security Plan
                                          By: BellSouth Corporation, as Plan
                                          Administrator

                                             /s/ Clinton A. Demetriou
                                          By: _________________________________
                                                  Clinton A. Demetriou
                                                  (Executive Director)

Date: June 27, 2001